1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com JANE A. KANTER jane.kanter@dechert.com +1 202 261 3302 Direct +1 202 261 3333 Fax

March 5, 2009

VIA EDGAR

Filing Desk

Securities and Exchange Commission

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, DC 20549

Re:	AQR Funds (“Registrant”)
File Nos. 333-153445 and 811-22235
Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Electronically transmitted for filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), is Post-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) (“PEA 1”) under the 1933 Act and Amendment No. 3 to the Registration Statement under the Investment Company Act of 1940, as amended. PEA 1 is being made for the purpose of registering Class L Shares of the AQR Momentum Fund, the AQR Small Cap Momentum Fund, and the AQR International Momentum Fund, three new series of the Registrant. PEA 1 does not affect the currently effective prospectuses for other series and classes of the Registrant’s shares.

Please further note that Registrant intends to file a subsequent post-effective amendment prior to the effectiveness of PEA 1 for the purposes of completing the fee and expense tables, filing the required exhibits and making such other non-material changes as may be necessary and appropriate.

No fee is required in connection with this filing. Please direct any comments or questions on the enclosed materials to me at (202) 261-3302 or Erin Wagner at (202) 261-3317.

Very truly yours,

/s/ Jane Kanter
Jane Kanter

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